

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via E-mail
Georgios Karageorgio
President, Chief Executive Officer and Chief Financial Officer
Globus Maritime Limited
128 Vouliagmenis Ave., 3rd Floor
166 74 Glyfada, Athens, Greece

>   **Re: Globus Maritime Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2012**
>   **Filed April 30, 2013**
>   **File No. 001-34985**

Dear Mr. Karageorgio:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Lyn Shenk
>
>   Lyn Shenk
>   Branch Chief